Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS SECOND QUARTER AND SIX MONTHS 2025 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, September 5, 2025 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP; the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 83.1% in Q2 25’ versus 80.9% in Q2 24’.

•	About 60% of fleet calendar days in Q2 25’ were dedicated to time charter activity while 36.8% to spot activity.

•

Massive increase in number of vessels within Q2 25’ as in the beginning of Q2 25’ our fleet counted 12 vessels while by the end of the second quarter 2025, Imperial Petroleum’s fleet had reached 19 vessels.

•	Delivery of the supramax drybulk carrier, Supra Pasha (2012 built) on April 26th, 2025.

•	Delivery of the supramax drybulk carrier, Supra Monarch (2011 built) on May 23rd, 2025.

•	Delivery of the kamsarmax drybulk carrier, Eco Sikoussis (2008 built) on May 31st, 2025.

•	Delivery of the supramax drybulk carrier, Supra Duke (2011 built) on June 13th, 2025.

•	Delivery of the kamsarmax drybulk carrier, Eco Czar (2009 built) on June 14th, 2025.

•	Delivery of the supramax drybulk carrier, Supra Sovereign (2012 built) on June 19th, 2025.

•	Delivery of the supramax drybulk carrier, Supra Baron (2009 built) on June 22nd, 2025.

•	Fleet book value as of June 30, 2025 was slightly above $350 million, marking a 54.4% increase within a single quarter.

•	Revenues of $36.3 million in Q2 25’ compared to $47.0 million in Q2 24’- a 22.8% decline as market rates were stronger during Q2 24’.

•	Net income of $12.8 million in Q2 25’ versus $19.5 million in Q2 24’ and $11.3 million in Q1 25’.

•	Net income of $24.1 million, EBITDA[1] of $31.8 million and operating cash flow generation of $42.0 million, each for the first half of 2025.

•	Cash and cash equivalents including time deposits of $212.2 million as of June 30, 2025, which is about 80% higher than our current market capitalization of about $120 million.

Second Quarter 2025 Results:

•

Revenues for the three months ended June 30, 2025 amounted to $36.3 million, a decrease of $10.7 million, or 22.8%, compared to revenues of $47.0 million for the three months ended June 30, 2024, primarily due to a decrease in the level of tanker market rates. During the three months ended June 30, 2025 average daily spot rates for product and suezmax tankers were $9,500 lower and about $1,000 higher, respectively, when compared to the same period of last year. In addition for the three months ended June 30, 2025, average daily one-year time charter rates for product and suezmax tankers were about $12,000 and 18,000 lower compared to the three months ended June 30, 2024.

•

Voyage expenses and vessels’ operating expenses fo r the three months ended June 30, 2025 were $10.7 million and $8.4 million, respectively, compared to $17.1 million and $6.5 million, respectively, for the three months ended June 30, 2024. The $6.4 million decrease in voyage expenses is mainly attributed to increased time charter activity leading to a decline in spot days by 36.4%. The $1.9 million increase in vessels’ operating expenses is primarily due to the increased size of our fleet by an average of 3.8 vessels between the two periods.

•

Drydocking costs for the three months ended June 30, 2025 and 2024 were $1.7 million and nil, respectively. During the three months ended June 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking, whereas during the three months ended June 30, 2024 no vessel underwent drydocking.

•

General and administrative costs for the three months ended June 30, 2025 and 2024 were $1.1 million and $1.5 million, respectively. The $0.4 million decrease is primarily due to a reduction in stock-based compensation costs.

•

Depreciation for the three months ended June 30, 2025 and 2024 was $5.7 million and $4.2 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Management fees for the three months ended June 30, 2025 and 2024 were $0.6 million and $0.4 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Interest and finance costs for the three months ended June 30, 2025 and 2024 were $0.8 million and $0.006 million, respectively. The $0.8 million of costs for the three months ended June 30, 2025 relate mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions for which the purchase agreement allowed payment for the vessels to be made within one year from the date of the purchase agreement. For accounting purposes, the outstanding balances payable for these nine vessels had to be allocated between principal and imputed interest up until vessel payment, although no interest was contractually charged by the sellers. The final balances paid remained the same as the originally agreed purchase prices.

•

Interest income for the three months ended June 30, 2025 was $2.3 million as compared to $1.2 million for the three months ended June 30, 2024. The $1.1 million increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Interest income – related party for the three months ended June 30, 2025 was nil as compared to $0.8 million for the three months ended June 30, 2024. The decrease is mainly attributed to the $0.8 million of accrued interest income – related party for the three months ended June 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024, thus the balance for the three months ended June 30, 2025, was nil.

•

Foreign exchange (loss)/gain for the three months ended June 30, 2025 was a gain of $3.0 million as compared to a loss of $0.3 million for the three months ended June 30, 2024. The $3.0 million foreign exchange gain for the three months ended June 30, 2025, is mainly attributed to the strengthening of the euro currency against the dollar at the end of the three months ended June 30, 2025 when compared to the respective currency values at the end of the first quarter of 2025. As of June 30, 2025, the Company held a portion of its cash and cash equivalents in Euros.

•

As a result of the above, for the three months ended June 30, 2025, the Company reported net income of $12.8 million, compared to net income of $19.5 million for the three months ended June 30, 2024. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended June 30, 2025. The weighted average number of shares of common stock outstanding, basic, for the three months ended June 30, 2025 was 33.3 million. Earnings per share, basic and diluted, for the three months ended June 30, 2025 amounted to $0.36 and $0.35, respectively, compared to earnings per share, basic and diluted, of $0.64 and $0.56, respectively, for the three months ended June 30, 2024.

•

Adjusted net income[1] was $13.4 million corresponding to an Adjusted EPS[1], basic of $0.38 for the three months ended June 30, 2025 compared to an Adjusted net income of $22.2 million corresponding to an Adjusted EPS, basic, of $0.73 for the same period of last year.

•	EBITDA[1] for the three months ended June 30, 2025 amounted to $17.1 million, while Adjusted EBITDA[1] for the three months ended June 30, 2025 amounted to $17.7 million.

•	An average of 14.1 vessels were owned by the Company during the three months ended June 30, 2025 compared to 10.3 vessels for the same period of 2024.

Six Months 2025 Results:

•

Revenues for the six months ended June 30, 2025 amounted to $68.4 million, a decrease of $19.8 million, or 22.4%, compared to revenues of $88.2 million for the six months ended June 30, 2024, primarily due to a year to date decline of daily tanker spot and time charter rates.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2025 were $21.2 million and $15.5 million, respectively, compared to $30.6 million and $12.5 million, respectively, for the six months ended June 30, 2024. The $9.4 million decrease in voyage expenses is mainly attributed to a decrease in spot days by 27% as a result of a rise in time charter activity. The $3.0 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels in our fleet.

•

Drydocking costs for the six months ended June 30, 2025 and 2024 were $1.7 million and $0.6 million, respectively. During the six months ended June 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking while in the same period of last year one tanker vessel underwent drydocking.

•

General and administrative costs for the six months ended June 30, 2025 and 2024 were $2.3 million and $2.7 million, respectively. This change is mainly attributed to the decrease in stock-based compensation costs.

•

Depreciation for the six months ended June 30, 2025 was $10.7 million, a $2.5 million increase from $8.2 million for the same period of last year, due to the increase in the average number of our vessels.

•

Interest and finance costs for the six months ended June 30, 2025 and 2024 were $1.4 million and $0.008 million, respectively. The $1.4 million of costs for the six months ended June 30, 2025 relate mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions for which the purchase agreement allowed vessels for repayment to take place within one year from purchase agreement. For accounting purposes, the outstanding balances payable for these nine vessels had to be allocated between principal and imputed interest up until vessel repayment, although no interest was contractually charged by the sellers. The final balances paid remained the same as the originally agreed purchase prices.

•

Interest income for the six months ended June 30, 2025 and 2024 was $4.5 million and $2.3 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Interest income – related party for the six months ended June 30, 2025 was nil as compared to $1.5 million for the six months ended June 30, 2024. The decrease is mainly attributed to the $1.5 million of accrued interest income – related party for the six months ended June 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024, thus the balance for the six months ended June 30, 2025 was nil.

•

Foreign exchange (loss)/gain for the six months ended June 30, 2025 was a gain of $4.7 million as compared to a loss of $1.1 million for the six months ended June 30, 2024. The $4.7 million foreign exchange gain for the six months ended June 30, 2025 is mainly attributed to the strengthening of the euro currency against the dollar at the end of the six months ended June 30, 2025 when compared to the respective currency values at the end of last year. As of June 30, 2025 the Company held a portion of its cash and cash equivalents in Euros.

•

As a result of the above, the Company reported net income for the six months ended June 30, 2025 of $24.1 million, compared to a net income of $36.2 million for the six months ended June 30, 2024. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2025 was 33.1 million. Earnings per share, basic and diluted, for the six months ended June 30, 2025 amounted to $0.67 and $0.65, respectively, compared to earnings per share, basic and diluted, of $1.20 and $1.06 for the six months ended June 30, 2024.

•

Adjusted Net Income[1] was $25.6 million corresponding to an Adjusted EPS[1], basic of $0.72 for the six months ended June 30, 2025 compared to adjusted net income of $39.7 million, or $1.32 Adjusted EPS, basic, for the same period of last year.

•

EBITDA for the six months ended June 30, 2025 amounted to $31.8 million while Adjusted EBITDA[1] for the six months ended June 30, 2025 amounted to $33.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 13.0 vessels were owned by the Company during the six months ended June 30, 2025 compared to 10.1 vessels for the same period of 2024.

•	As of June 30, 2025, cash and cash equivalents including time deposits amounted to $212.2 million and total debt amounted to nil.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of September 5, 2025, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	October 25
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	November 25
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Time Charter	September 25
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Time Charter	January 26
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers(2)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	October 25
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	October 25
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	September 25
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	October 25
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Time Charter	September 25
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	September 25
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	October 25
Supra Duke	2011	Japan	56,000	Supramax drybulk	Time Charter	September 25
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	September 25
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Time Charter	September 25
Fleet Total			1,195,000 dwt

(1)	Earliest date charters could expire.
(2)

We have contracted to acquire three Japanese-built drybulk carriers, with a total capacity of approximately 164,400 dwt and an average age of approximately 12.5 years, which are expected to be delivered to us between September 2025 and August 2026.

CEO Harry Vafias Commented

We are proud for completing our recent fleet expansion; this is an important milestone for us. Imperial Petroleum now operates a combined, diversified fleet of nine tankers and ten drybulk carriers- all non – Chinese built vessels. In terms of our financials, we remain profitable, debt free and as of the end of Q2 25’ we held about $212 million in cash. In the first half of 2025 we generated $24.1 million of net profit and $42 million of operating cash flow. Market rates for both tankers and drybulk carriers are currently favorable therefore we hope that we will be able to take advantage of the second half of 2025, utilize our fleet at full speed and produce even better results.

Conference Call details:

On September 5, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI304534da4780408a9b0922b734574b98

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nineteen vessels on the water - seven M.R. product tankers, two suezmax tankers and ten drybulk carriers - with a total capacity of 1,195,000 deadweight tons (dwt) and has contracted to acquire an additional three drybulk carriers of 164,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 22 vessels with an aggregate capacity of 1.4 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to complete the acquisition of our three recently contracted vessels, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2024 and June 30, 2025.

FLEET DATA	Q2 2024	Q2 2025	6M 2024	6M 2025
Average number of vessels (1)	10.3	14.1	10.1	13.0
Period end number of owned vessels in fleet	10	19	10	19
Total calendar days for fleet (2)	936	1,284	1,831	2,355
Total voyage days for fleet (3)	922	1,237	1,800	2,304
Fleet utilization (4)	98.5%	96.3%	98.3%	97.8%
Total charter days for fleet (5)	178	764	385	1,268
Total spot market days for fleet (6)	744	473	1,415	1,036
Fleet operational utilization (7)	80.9%	83.1%	80.7%	83.4%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net loss on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net loss on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2024	2025	2024	2025
Net Income - Adjusted Net Income
Net income	19,524,438	12,759,434	36,179,042	24,050,420
Plus net loss on sale of vessel	1,589,702	—	1,589,702	—
Plus share based compensation	1,036,562	671,643	1,895,372	1,560,719
Adjusted Net Income	22,150,702	13,431,077	39,664,116	25,611,139

Net income - EBITDA
Net income	19,524,438	12,759,434	36,179,042	24,050,420
Plus interest and finance costs	5,797	838,089	8,227	1,444,472
Less interest income	(1,987,726)	(2,274,170)	(3,773,604)	(4,458,564)
Plus depreciation	4,208,008	5,746,291	8,235,069	10,749,128
EBITDA	21,750,517	17,069,644	40,648,734	31,785,456

Net income - Adjusted EBITDA
Net income	19,524,438	12,759,434	36,179,042	24,050,420
Plus net loss on sale of vessel	1,589,702	—	1,589,702	—
Plus share based compensation	1,036,562	671,643	1,895,372	1,560,719
Plus interest and finance costs	5,797	838,089	8,227	1,444,472
Less interest income	(1,987,726)	(2,274,170)	(3,773,604)	(4,458,564)
Plus depreciation	4,208,008	5,746,291	8,235,069	10,749,128
Adjusted EBITDA	24,376,781	17,741,287	44,133,808	33,346,175

EPS
Numerator
Net income	19,524,438	12,759,434	36,179,042	24,050,420
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)	(870,492)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(1,137,477)	(410,718)	(1,985,920)	(869,583)
Net income attributable to common shareholders, basic	17,951,715	11,913,470	33,322,630	22,310,345
Denominator
Weighted average number of shares	27,965,872	33,267,487	27,789,766	33,107,097
EPS - Basic	0.64	0.36	1.20	0.67

Adjusted EPS
Numerator
Adjusted net income	22,150,702	13,431,077	39,664,116	25,611,139
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)	(870,492)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(1,293,969)	(433,101)	(2,181,937)	(928,132)
Adjusted net income attributable to common shareholders, basic	20,421,487	12,562,730	36,611,687	23,812,515

Denominator
Weighted average number of shares	27,965,872	33,267,487	27,789,766	33,107,097
Adjusted EPS	0.73	0.38	1.32	0.72

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2024	2025	2024	2025
Revenues
Revenues	47,041,881	36,348,819	88,245,162	68,440,445
Expenses/(Income)
Voyage expenses	16,524,695	10,271,965	29,488,302	20,326,079
Voyage expenses - related party	587,970	432,863	1,102,384	834,616
Vessels’ operating expenses	6,389,255	8,297,520	12,340,816	15,319,448
Vessels’ operating expenses - related party	77,500	109,000	159,500	207,500
Drydocking costs	—	1,692,033	625,457	1,692,033
Management fees – related party	411,840	564,960	805,640	1,036,200
General and administrative expenses	1,476,204	1,064,964	2,683,372	2,282,941
Depreciation	4,208,008	5,746,291	8,235,069	10,749,128
Other operating income	(1,900,000)	—	(1,900,000)	—
Net loss on sale of vessel	1,589,702	—	1,589,702	—

Total expenses, net	29,365,174	28,179,596	55,130,242	52,447,945

Income from operations	17,676,707	8,169,223	33,114,920	15,992,500

Other (expenses)/income
Interest and finance costs	(5,797)	(3,115)	(8,227)	(6,722)
Interest expense – related party	—	(834,974)	—	(1,437,750)
Interest income	1,221,907	2,274,170	2,257,168	4,458,564
Interest income – related party	765,819	—	1,516,436	—
Dividend income from related party	189,584	189,583	379,167	377,083
Foreign exchange (loss)/gain	(323,782)	2,964,547	(1,080,422)	4,666,745

Other income, net	1,847,731	4,590,211	3,064,122	8,057,920

Net Income	19,524,438	12,759,434	36,179,042	24,050,420

Earnings per share
- Basic	0.64	0.36	1.20	0.67

- Diluted	0.56	0.35	1.06	0.65

Weighted average number of shares
-Basic	27,965,872	33,267,487	27,789,766	33,107,097

-Diluted	32,069,815	35,172,985	31,515,129	34,407,373

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2024	2025
Assets
Current assets
Cash and cash equivalents	67,783,531	127,683,611
Time deposits	138,948,481	84,506,500
Trade and other receivables	13,456,083	12,785,314
Other current assets	652,769	166,792
Inventories	7,306,356	5,986,830
Advances and prepayments	250,562	225,541

Total current assets	228,397,782	231,354,588

Non current assets
Operating lease right-of-use asset	78,761	39,912
Vessels, net	208,230,018	350,588,210
Investment in related party	12,798,500	12,796,416

Total non current assets	221,107,279	363,424,538

Total assets	449,505,061	594,779,126

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	6,199,571
Payable to related parties	18,725,514	137,708,679
Accrued liabilities	3,370,020	3,237,675
Operating lease liability, current portion	78,761	39,912
Deferred income	1,419,226	2,184,974

Total current liabilities	28,837,393	149,370,811

Total liabilities	28,837,393	149,370,811

Commitments and contingencies
Stockholders’ equity
Capital stock	382,755	386,646
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(8,390,225)	(8,390,225)
Additional paid-in capital	282,642,357	284,199,185
Retained earnings	146,024,662	169,204,590

Total stockholders’ equity	420,667,668	445,408,315

Total liabilities and stockholders’ equity	449,505,061	594,779,126

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Six Month Periods Ended June 30,
	2024	2025
Cash flows from operating activities
Net income for the period	36,179,042	24,050,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,235,069	10,749,128
Non-cash lease expense	35,086	38,849
Share based compensation	1,895,372	1,560,719
Net loss on sale of vessel	1,589,702	—
Unrealized foreign exchange loss/(gain) on time deposits	773,620	(1,030,640)
Dividend income from related party	(379,167)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(5,039,734)	670,769
Other current assets	(335,060)	485,977
Inventories	(1,415,296)	1,319,526
Changes in operating lease liabilities	(35,086)	(38,849)
Advances and prepayments	(442,887)	25,021
Due from related parties	(1,516,435)	2,084
Increase/(decrease) in
Trade accounts payable	(1,861,518)	955,699
Due to related parties	929,416	2,602,248
Accrued liabilities	199,764	(132,345)
Deferred income	489,065	765,748

Net cash provided by operating activities	39,300,953	42,024,354

Cash flows from investing activities
Dividends income received	381,250	—
Proceeds from sale of vessel, net	41,153,578	—
Acquisition and improvement of vessels	(72,856,860)	(28,820)
Increase in bank time deposits	(91,715,140)	(101,608,390)
Maturity of bank time deposits	63,029,230	157,081,011

Net cash (used in)/provided by investing activities	(60,007,942)	55,443,801

Cash flows from financing activities
Proceeds from warrants exercise	1,800,000	—
Stock repurchases	(2,504,498)	—
Dividends paid on preferred shares	(777,193)	(868,075)
Repayment of seller and capital expenditures financing	—	(36,700,000)

Net cash used in financing activities	(1,481,691)	(37,568,075)

Net (decrease)/increase in cash and cash equivalents	(22,188,680)	59,900,080
Cash and cash equivalents at beginning of period	91,927,512	67,783,531

Cash and cash equivalents at end of period	69,738,832	127,683,611

Cash breakdown
Cash and cash equivalents	69,738,832	127,683,611

Total cash and cash equivalents shown in the statements of cash flows	69,738,832	127,683,611